EXHIBIT 3.4
CERTIFICATE OF ELIMINATION
OF
4.95% FIXED-RATE RESET
NON-CUMULATIVE PREFERRED STOCK, SERIES R
OF
THE GOLDMAN SACHS GROUP, INC.

(Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware)

The Goldman Sachs Group, Inc., a Delaware corporation (the “Corporation”), hereby certifies in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware that the following resolutions included in the unanimous written consent dated January 29, 2026 of the Securities Issuance Committee (the “Committee”) of the board of directors of the Corporation (the “Board of Directors”), in accordance with the resolutions of the Board of Directors dated October 28, 2011, with respect to its 4.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series R (the “Series R Preferred Stock”) and the certificate of designations relating to the Series R Preferred Stock as filed with the Secretary of State of the State of Delaware on November 14, 2019 (the “Certificate of Designations”) were duly adopted upon the completion of the redemption of all outstanding shares of the Corporation’s Series R Preferred Stock:
RESOLVED, that pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted to and vested in the Committee in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate of Incorporation”) and in accordance with the resolutions of the board of directors of the Corporation, dated October 28, 2011, the Securities Issuance Committee, by resolutions duly adopted, authorized the issuance of the 4.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series R (the “Series R Preferred Stock”) and established the voting powers, designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations or restrictions thereof, and authorized the filing of the Certificate of Designations with the Secretary of State of the State of Delaware.
RESOLVED, that no shares of the Series R Preferred Stock are outstanding and no shares of the Series R Preferred Stock will be issued subject to the Certificate of Designations.
RESOLVED, that when a certificate setting forth this resolution (a “Certificate of Elimination”) becomes effective, it shall have the effect of eliminating from the Restated Certificate of Incorporation all matters set forth in the Certificate of Designations with respect to the Series R Preferred Stock.

RESOLVED, that anyone with the title of Chief Executive Officer, President, Chief Operating Officer, Executive Vice President, General Counsel, Chief Financial Officer, Global Treasurer, Assistant Treasurer, Controller or Assistant Secretary of the Corporation (collectively, the “Authorized Persons”) is hereby authorized, in the name and on behalf of the Corporation, to prepare, execute and file with the Secretary of State of the State of Delaware a Certificate of Elimination relating to the Series R Preferred Stock.
[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by Kathryn H. Ruemmler, its General Counsel, on this 24th day of February, 2026.

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Kathryn H. Ruemmler
	Name:	Kathryn H. Ruemmler
	Title:	Chief Legal Officer and General Counsel

[Signature Page to Certificate of Elimination]